

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 21, 2016

Via Email
Phillip Marshall
Chief Financial Officer
RCI Hospitality Holdings, Inc.
10959 Cutten Road
Houston, Texas 77066

> **Re:** **RCI Hospitality Holdings, Inc.**
> **Form 10-K for the fiscal year ended September 30, 2015**
> **Filed December 14, 2015**
> **Form 10-Q for the quarterly period ended December 31, 2015**
> **Filed February 9, 2016**
> **File No. 001-13992**

Dear Mr. Marshall:

We have reviewed your March 4, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 25, 2016 letter.

Form 10-Q for Fiscal Quarter Ended December 31, 2015

Note 6. Goodwill and Other Intangibles, page 13

1. You indicate in your response that you do not believe the decrease in your share price is permanent. However, we note your stock price has declined for approximately nine months since June 2015, which appears to be a sustained decrease in share price. Additionally, we note that your revenues, net income, and cash provided by operations declined by 2%, 24%, and 17%, respectively, for your first quarter of fiscal 2016 as compared to the prior year. Finally, management indicated in its first quarter earnings call that there was a soft economy which hurt the company's service revenue. Based on these factors, it appears that you may meet the impairment indicators described in ASC

350-20-35-3C (a), (d) and (g). Please tell us how you considered these factors in determining whether an interim impairment analysis was necessary or not.

2. Please revise your critical accounting policies disclosure in MD&A to more fully describe the methods used to evaluate goodwill impairment and your significant assumptions. To the extent that any reporting unit, with a material amount of goodwill, has an estimated fair value that is not substantially in excess of the carrying value, please confirm that you will disclose the following in future filings:

- The percentage by which the fair value of the reporting unit exceeded the carrying value as of the date of the most recent test,
- The amount of goodwill allocated to the reporting unit,
- A discussion of the degree of uncertainty associated with the key assumptions, and
- The potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions used in determining the fair value.

Refer to Item 303(a)(3)(ii) of Regulation S-K and Section V of SEC Release No. 33-8350.

You may contact Kristin Shifflett at 202-551-3381 or me at 202-551-3379 with any questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Accounting Branch Chief